VIA EDGAR

May 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

USA  20549

Re:	Visionary Education Technology Holdings Group Inc.
Acceleration Request for Registration Statement on Form F-1, as amended
(File No. 333-263290)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Visionary Education Technology Holdings Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on May 16, 2022, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, McLaughlin & Stern, LLP.

The Company acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Steven Schuster of McLaughlin & Stern LLP at (917)-981-4372 and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the addresses listed on the cover page of the Registration Statement.

Very truly yours,

Visionary Education Technology Holdings Group Inc.

/s/ Thomas Traves

By:    Thomas Traves

Title: Chief Executive Officer